**BAKER & McKENZIE**

貝克·麥堅時律師事務所

07023204

和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com



**Our ref:** 32002208-000003

**By Hand**

April 26, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

**CHINA SHIPPING 12g3-2(b)**
**File No. 82-34857**

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

SUPPL



Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 20, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

**Annex 1**

**A List of Documents Made Public**
**in connection with the Listing since our last submission on April 20, 2007:**

1. Unaudited Quarterly Operational Summary for the First Quarter ended 31 March 2007, released on April 26, 2007.

B6 **SOUTH CHINA MORNING POST** 26 APR 2007

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

# China Shipping Container Lines Company Limited*

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock Code: 2866)**

## Unaudited Quarterly Operational Summary for the First Quarter ended 31 March 2007

The Board is pleased to announce the unaudited operational summary of the Group for the first quarter ended 31 March 2007.

**Quarterly Operational Summary**

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce the unaudited operational summary of the Group for the first quarter ended 31 March 2007. Total container volume for the first quarter ended 31 March 2007 was 1,657,163TEU, representing an increase of 31.9% as compared with the same period last year. Total revenue increased by 23.9% as compared with the same period last year to RMB8,113,028,000. As a result of measures promoted by the Group regarding the control of operating costs, the increase in operating costs of the Group was about 6.7% less than the increase in revenue. At the same time, the operating costs per TEU for the first quarter ended 31 March 2007 of the Group decreased about 11.1% as compared with the same period last year. The effect of the control in operating costs was noteworthy.

| | CONTAINER VOLUME (TEU) | | | TOTAL REVENUE (RMB'000) | | |
|---|---|---|---|---|---|---|
| **Principal market** | **Q1 2007** | **Q1 2006** | **Increase/ decrease** | **Q1 2007** | **Q1 2006** | **Increase/ decrease** |
| Transpacific lines | 340,736 | 306,959 | 11.0% | 2,992,904 | 2,984,676 | 0.3% |
| Asia – Europe lines | 391,044 | 334,050 | 17.1% | 2,644,651 | 2,114,365 | 25.1% |
| Asia – Pacific lines | 280,881 | 167,625 | 67.6% | 1,098,437 | 627,529 | 75.0% |
| China domestic | 594,079 | 422,653 | 40.6% | 882,696 | 513,343 | 72.0% |
| Other lines | 50,423 | 25,357 | 98.9% | 494,340 | 309,515 | 59.7% |
| **Total** | **1,657,163** | **1,256,644** | **31.9%** | **8,113,028** | **6,549,428** | **23.9%** |

In the first quarter of 2007, 2 new container vessels, each with a capacity of 9,572TEU, totaling 19,144TEU were delivered as scheduled. The Group's fleet capacity increased from 398,974TEU on 31 December 2007 by 4.8% to 417,948TEU at the end of the first quarter ended 31 March 2007.

| | CAPACITY INCREASE | | | |
|---|---|---|---|---|
| **Vessel Type over 4,000TEU** | **Q1 2007 (already delivered)** | **Q2 2007 (expected to be delivered)** | **Q3 2007 (expected to be delivered)** | **Q4 2007 (expected to be delivered)** |
| 9,572 TEU | 2 | 1 | 1 | – |
| 8,530 TEU | – | – | – | 1 |
| Total no. of vessels | 2 | 1 | 1 | 1 |
| Total (TEU) | 19,144 | 9,572 | 9,572 | 8,530 |

**Caution Statement**

The Board wishes to remind investors that the operational summary for the first quarter ended 31 March 2007 is based on the Group's internal records and management accounts and has not been reviewed or audited by the auditors. **Investors are cautioned to the market risks and not to rely unduly on the operational summary for the first quarter ended 31 March 2007. In the meantime, investors are advised to exercise caution when dealing in the shares of the Company.**

By order of the Board
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the People's Republic of China
25 April 2007

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors; Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors; and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.*

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese and the English name "China Shipping Container Lines Company Limited".*

BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAY - 1 2007
WASH. D.C.
186

**Our ref:** 32002208-000003

**By Hand**

CHINA SHIPPING 12g3-2(b)
File No. 82-34857



April 27, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 26, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling
Encl.

**Annex 1**

**A List of Documents Made Public in connection with the Listing since our last submission on April 26, 2007:**

1. Announcement of First Quarterly Report of 2007 by China Shipping Development Company Limited, released on April 27, 2007.

# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 1138)**

## First Quarterly Report of 2007

**IMPORTANT NOTICE**

This first quarterly report has been prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. This report is published simultaneously in Shanghai and Hong Kong of the People's Republic of China (the "**PRC**"). All financial information set out in the first quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**", together with its subsidiaries, the "**Group**") confirms that there is no false representation or misleading statements which are contained in or material omissions from this announcement. The Directors jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Mr. Li Shaode, chairman, Mr. Wang Kangtian, chief financial officer, and Mr. Ding Zhaojun, deputy manager of the financial department of the Company have declared that they guarantee the truthfulness, accuracy and completeness of the financial statements contained in this announcement.

This announcement is made pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

### 1. PARTICULARS OF THE COMPANY

**1.1 Principal financial data and statistics highlights**

| Items | As at 31 March 2007 *(RMB)* | As at 31 December 2006 *(RMB)* | Increase/ Decrease *(%)* |
|---|---|---|---|
| Total assets | 18,333,283,001.61 | 16,891,324,056.16 | 8.54 |
| Shareholders' Equity (excluding minority interests) | 13,556,126,376.83 | 12,505,853,956.82 | 8.40 |
| Net assets per share | 4.08 | 3.76 | 8.40 |

| | For the three months ended 31 March 2007 *(RMB)* | Increase/ Decrease as compared with the same period of 2006 *(%)* |
|---|---|---|
| Net cash flow from operating activities | 1,252,500,332..28 | 44.86 |
| Net cash flow from operating activities per share | 0.38 | 44.86 |
| Net profit | 1,048,902,524.50 | 44.24 |
| Earnings per share | 0.315 | 44.24 |
| Rate of returns on net assets (%) | 7.74 | Up 1.38 percentage points |
| Rate of returns on net assets after exceptional items (%) | 7.40 | Up 1.15 percentage points |

| Exceptional items | *(RMB)* |
|---|---|
| Profit and Loss on disposal of non-current assets | 45,363,432 |
| Profit and loss arising from other exceptional items | -8,523 |
| Total | 45,354,909 |

1.2 As at 31 March 2007, the Company had a total of 65,620 shareholders, of which 335 were holders of H shares.

**The top 10 shareholders of circulation shares of the Company (unit: share)**

| Name of shareholders | Number of shares held at 31 March 2007 | Type of shares |
|---|---|---|
| HKSCC Nominees Limited | 1,285,716,897 | H shares |
| China Life Insurance Co., Ltd.— Dividend Payout— Individual Dividend Payout— 005L— FH002Shanghai | 12,000,000 | A shares |
| China Merchants Securities Co., Ltd.— Standard Chartered Bank — ING Bank N.V. | 8,704,904 | A shares |
| Haitong Securities Co., Ltd-Bank of Communications-Nikko Asset Management Co. ,Ltd-Nikko Asset Management China A-Shares Mother Fund | 8,500,488 | A shares |
| UBS AG | 6,718,066 | A shares |
| GF Securities – China Merchants Bank – GF Enhanced Fund Premium Collective Asset Management Plan | 6,544,503 | A shares |
| Bank of China – Dacheng Wealth Management 2020 Life Cycle Securities Investment Fund | 6,233,002 | A Shares |
| China National Social Security Fund-Group 109 | 6,032,256 | A Shares |
| China Construction Bank – First State Cinda Leading Growth Equity Securities Investment Fund | 6,000,000 | A shares |
| Agricultural Bank of China – Dacheng Active Growth Equity Securities Investment Fund | 5,066,816 | A shares |

### 2. MATERIAL CHANGES IN THE NET PROFIT OF THE GROUP DURING THE REPORTING PERIOD AND ITS REASONS.

During the Reporting Period, the Group achieved a net profit of RMB1,048,902,525, representing an increase of 44.24 per cent as compared with the same period of 2006, the reasons of which are as follows:

(1) In 2006, the Company acquired 42 bulk carriers with a total shipping capacity of 1.4 million dead weight tones, from its parent company China Shipping (Group) Company. The 42 bulk carriers have been delivered to the Company at the beginning of 2007. As a result, the total shipping capacity of the bulk fleet of the Group will increase by 1.4 million dead weight tones;

(2) In 2007, the average freight rates for the domestic thermal coal transportation contract will increase by 14% as compared with 2006;

(3) During the Reporting Period, the Group has made further improvement in controlling its operating costs, which increased by approximately 7.3% as compared with the same period of 2006, lower than the growth rates of 24.5% and 19.9% in shipping volume and the revenue from operating activities, respectively; and

(4) During the Reporting Period, the net non-operating income less expenses of the Group was RMB53.36 million, mainly arising from the gain on disposal 7 old vessels by the Company. And the net non-operating income less expenses of the Group was RMB13.54 million during the same period of 2006.

By order of the Board
**China Shipping Development Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the PRC
26 April 2007

END

*As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857